Exhibit 4.1

Description of Securities of Registered Under

Section 12 of the Securities Exchange Act of 1934

Common Stock, $0.01 Par Value Per Share

General

PFS Bancorp, Inc. (“PFS Bancorp”) is authorized to issue 14,000,000 shares of common stock, par value of $0.01 per share.

Dividends

PFS Bancorp can pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (ii) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of PFS Bancorp are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available therefor. If PFS Bancorp issues shares of preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

The holders of common stock of PFS Bancorp have exclusive voting rights in PFS Bancorp. They elect its board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and do not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of PFS Bancorp’s common stock, however, is not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. Amendments to the articles of incorporation generally require a two-thirds vote, and certain amendments require an 80% stockholder vote.

Liquidation

In the event of any liquidation, dissolution or winding up of Peru Federal Savings Bank (“Peru Federal”), PFS Bancorp, as the holder of all of Peru Federal’s common stock, would be entitled to receive all assets of Peru Federal available for distribution, after payment or provision for payment of all debts and liabilities of Peru Federal, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account established in connection with Peru Federal’s conversion from the mutual form of organization to the stock form of organization. In the event of liquidation, dissolution or winding up of PFS Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of PFS Bancorp available for distribution.

Preemptive Rights; Redemption

Holders of the common stock of PFS Bancorp are not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.